Mail Stop 4561

August 1, 2007

Ralph A. Goldwasser
Senior Vice President
  and Chief Financial Officer
Unica Corporation
170 Tracer Lane
Waltham, MA 02451-1379

>   **Re: Unica Corporation**
>   **Form 10-K for the Fiscal Year Ended September 30, 2006**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2007**
>   **Form 8-K filed July 9, 2007**
>   **File No. 000-23043**

Dear Mr. Goldwasser:

　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief